Himalaya Shipping Ltd. (HSHP) – Mandatory Notification of Trade by PDMR

Hamilton, Bermuda, August 18, 2026

Mr. Vidar Hasund, Contracted CFO, has sold 100,000 shares in the Company at an average price of NOK149.31 per share.

Following the above transaction, Mr. Hasund holds 20,000 share options and no shares in the Company.

Please refer to the attached form of notification of a transaction by a person discharging managerial responsibilities.

This information is disclosed as required by Regulation EU596/2014 ("MAR"), article 19 and section 5-12 of the Norwegian Securities Trading Act.